

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2010

<u>**Via Facsimile (212) 688-1158 and U.S. Mail**</u>
Tara Keating, Esq.
ICAHN CAPITAL LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

      **Re:**     **Genzyme Corporation**
                 **Preliminary Proxy Statement on Schedule 14A**
                 **Filed March 23, 2010 by Dr. Stephen Burakoff, Dr. Alexander J.**
                 **Denner, Mr. Carl C. Ichan, Dr. Richard Mulligan, High River**
                 **Limited Partnership, Hopper Investments LLC, Barberry Corp.,**
                 **Ichan Partners LP, Ichan Partners Master Fund LP, Ichan Partners**
                 **Master Fund II LP Ichan Partners Master Fund III, LP Ichan**
                 **Enterprises G.P. Inc. Ichan Enterprises Holdings, L.P. IPH GP LLC**
                 **Ichan Capital L.P., Ichan Onshore LP Ichan offshore LP and Beckton**
                 **Corp. ( the "Icahn Parties")**
                 **File No. 1-14680**

                 **Soliciting Materials filed on Schedule 14A filed by the Icahn Parties**
                 **Filed February 23, 2010**
                 **File No. 1-14680**

Dear Ms. Keating:

We have conducted a limited review of the filings listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Soliciting Materials filed February 23, 2010</u>

1.      We note the statements made by Mr. Icahn in soliciting materials filed on February 23, 2010.  Please revise your proxy statement to provide further clarity to Mr. Icahn's statement that the Icahn Parties' nominees intend to "fix what is broken".

2.      Please advise us of the basis for the statement that <u>many</u> shareholders have advised the Ichan Parties of their lack of faith in the Board and belief that a "major shake-up in  [Board] composition" is warranted.

<u>PREC 14A filed March 23, 2010</u>

<u>Cover Letter</u>

3.      Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following:

· Dr. Denner's accomplished record in "improving the operations, research and development of biotech companies…"; and,

· Mr. Icahn's "extremely impressive, long record of bringing value to shareholders…"

Where the basis of support is other documents such as the reports and articles you cite to or opinions, if any, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

4.      The address provided for the company does not appear to be correct.  Please revise.

<u>General</u>

5.      Please revise the first page of the proxy statement and the form of proxy to clearly mark them as "Preliminary Copies."  Refer to Rule 14a-6(e)(1).

6.      Please fill in all blanks in the proxy statement and include information as of the most reasonable practicable date. For example, please disclose the total amount and percentage of shares beneficially owned by the Icahn Parties in accordance with Item 5(b)(iv) of Schedule 14A.

7. Please supplement your disclosure to succinctly describe the relationship between the participants. For example, disclose all prior relationships between or amongst each of the participants that led to the current solicitation. In this regard, we note the overlap in time periods served by the nominees at various companies within the industry.

Proposal 1

8. Although the Icahn Parties urge shareholders to vote for their slate of nominees, there is no discussion in the proxy statement outlining the reasons why the Icahn Parties are proposing the nominees at this particular point in time and/or the nominees' intended plans. Please revise to describe any plans the nominees have for the Company if elected. If none, so state. In this regard, please note our previous comment regarding Mr. Icahn's statement that the nominees intend to "fix what is broken".

9. Given that your nominees if elected, would constitute only a minority of the Board, please revise your disclosure throughout and clarify that their election to the Board would not necessarily have any bearing on the ability to effect change at the company or "fix what is broken" as stated by Mr. Icahn in his February 23, 2010 statement.

10. With a view towards possible revised disclosure, supplementally advise us of the consideration given to the applicability of Section 8 of the Clayton Act and the limitations, if any, on the ability of a nominee who is currently a director of a competitor company, to serve on the Genzyme Board. In this regard, we note that Messrs. Icahn, Mulligan and Denner are on the Board of Directors of what appears to be a competitor company (Biogen Idec, Inc.). Please advise.

11. Please see our prior comment. It would appear that the nominees serve on the Boards of companies in the same industry as Genzyme and/or are in management positions at such companies. Please provide a specific statement as to whether such service presents conflicts of interest and if so, how the nominees would balance such potential conflicts if elected to the Board. Further, please disclose the nominees' intentions, if elected, to fulfill their distinct fiduciary obligations to each entity on whose board they serve.

12. We refer you to Item 401 (e) of Regulation S-K and Release No. 33-9089 available at http://www.sec.gov/rules/final/2009/33-9089.pdf. Please disclose the particular qualifications of each nominee considered for the Board that led the Icahn Parties to conclude that they would be suitable for election to the Genzyme Board at this particular time. In this regard, please note that the mere recitation of the biographical information of each candidate, without more, is not sufficient. For example, please revise to disclose whether consideration of specific qualities of each nominee was discussed.

13. Please revise the biographical information of Dr. Denner so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise to clarify the gap or ambiguity regarding time in the five-year business sketch you provide for Dr. Denner for the year 2006.

Voting Procedures

14.        Please describe the provisions of the company's governing instruments which you believe permit you to nominate the current slate of candidates. Further, please revise to state whether or not the nominations were made "timely" and whether the Icahn Parties are in compliance with any of the provisions in such governing instruments.

Cost and Method of Solicitation

15.        Please identify all persons who will be soliciting proxies. To the extent applicable, please also identify as "participants" any persons who will be engaged in the solicitation of proxies and provide the information required for each such named participant. Refer to Instruction 3 to Item 4 of Schedule 14A and Item 5 (b) of Schedule 14A.

16.        Please provide all of the information specified in Item 4(b) of Schedule 14A.

17.        It appears that you intend to solicit proxies via mail, courier services, Internet, advertising, telephone or telecopier or in person. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

18.        Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

Additional Information

19.        You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

· the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.


Sincerely,


Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions